FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

The National Bank of Greece S.A. (the ‘Bank’) informs investors that, during the session of its Board of Directors held today, the resignation of the Bank’s Chief Executive Officer, Mr. Leonidas Fragkiadakis was announced, following the completion of a full term of office and a three-year fruitful collaboration.

Mr. Leonidas Fragkiadakis took over the Bank’s management in March 2015, at a crucial time for the country’s economy and banking system, fulfilling important work for the successful implementation of the Restructuring Plan of the National Bank of Greece Group.

The completion of the term of Mr. Fragkiadakis in the position of Chief Executive Officer, coincides with the completion of the biggest part of the Restructuring Plan and the Bank’s decision to now proceed to the redesign of its business strategy.

The Bank’s Board of Directors decided to proceed promptly with the formulation and implementation of a new strategy and within this framework, Mr. Leonidas Fragkiadakis addressing the Board of Directors, decided and announced his resignation from the position of Chief Executive Officer, facilitating at the same time commencement of the succession procedures.

The Chairman of the Board of Directors, Mr. Costas Michaelides, expressed thanks to Mr. Leonidas Fragkiadakis on behalf of the Board of Directors, for the important and difficult work achieved during the last three-year period and wished him every success in his future endeavors. At the same time, the Board Chairman referred to the immediate commencement of implementation of a new strategic plan for the Bank’s and the Group’s transformation and modernization, in the interest of its employees, shareholders and the Greek economy.

Consequently, in accordance with Article 21 of the Bank’s Articles of Association, the Board of Directors unanimously resolved upon its reconstitution into a body, so that its composition now is as follows:

•                  Mr. Costas Michaelides, BoD Chairman, Non-executive member

•                  Mr. Paul Mylonas, Deputy Chief Executive Officer, Executive member, who will be Acting Chief Executive Officer until the Annual General Meeting

•                  Mr. Dimitrios Dimopoulos, Deputy Chief Executive Officer, Executive member

•                  Ms. Marianne Økland, Independent non-executive member

•                  Mr. Claude Piret, Independent non-executive member

•                  Mr. Haris Makkas, Independent non-executive member

•                  Mr. Andrew McIntyre, Independent non-executive member

•                  Ms. Eva Cederbalk, Non-executive member

•                  Ms. Panagiota Iplixian, Representative of the Hellenic Financial Stability Fund

Mr. Panos Dasmanoglou, General Manager of Group Compliance and Corporate Governance was appointed Secretary of the Board of Directors and its Committees.

The term of office of the current Board of Directors expires at the forthcoming Annual General Meeting of Shareholders.

Finally, Mr. Paul Mylonas, following the assignment to him of Chief Executive Officer duties until the Annual General Meeting, stated he is ready to undertake the appropriate initiatives for the commencement and implementation of the Bank’s transformation and modernization project, which will be led by the Chairman and the Board of Directors of the Bank.

Athens, May 4th, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)
Date: May 4th, 2018

Chief Financial Officer

/s/ George Angelides

(Registrant)
Date: May 4th, 2018

Director, Financial Division